Endorsement

In this endorsement “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America. “You” and “your” mean the owner of the policy at the time an owner’s right is exercised.

This endorsement is made part of the policy as of the policy Register Date and applies in lieu of any policy provisions to the contrary. It modifies the policy as noted below:

This policy contains a provision relating to suicide. This endorsement amends the time period of “two years” in your policy’s provision relating to Suicide by adding “, or any shorter period as may be required by applicable law in the state where the policy is delivered or issued for delivery.”

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

1[

Mark Pearson, Chairman of the Board	Jose R. Gonzalez, Chief Legal Officer
and Chief Executive Officer	and Secretary]

ICC23-S.23-Suicide